Exhibit 99.2

2021 Investment plan - guidelines

Subject to the availability of financial resources, the main drivers of the Company’s investment plan for 2021, as approved by its Board of Directors, as well as the related projections in terms of oil and gas production, are the following:

Investment Plan for 2021:

(*):	estimated figures
(**):	projected figures

Production Plan for 2021:

(*):	estimated figures
(**):	projected figures

Our ability to execute our investment plan for 2021 is dependent on numerous factors that we do not control or influence, such as the disposition of existing creditors (including holders of our outstanding bonds) to refinance our debt as well as other potential sources of liquidity such as funding in the local capital markets, potential non-core asset sales and improved operating cash flow. The projected growth in oil and gas production is also dependent on our ability to implement our investment plan. We can give no assurance that we will be successful in implementing our investment plan in full or in part, or that we will be able to increase our hydrocarbon production as indicated above.

Forward-Looking Statements

This report on Form 6-K, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes, our ability to satisfy our long-term sales commitments from future supplies available to us, our ability service our outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings and investments. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain the Company’s concessions, and general economic and business conditions in Argentina, the effects of pandemics, such as the novel coronavirus, on the economy of Argentina and its effects on global and regional economic growth, supply chains, our creditworthiness and the creditworthiness of Argentina, counter-party risks, as well as on logistical, operational and labor matters, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in our 20-F “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Incorporation by Reference

YPF hereby designates this report on Form 6-K as being incorporated by reference into its Exchange Offer and Consent Solicitation Memorandum dated January 7, 2021, as amended, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.